10F-3 Report
CGCM Small Capitalization Growth Investments
	9/1/2009		through	2/28/2010

Issuer Name	Trade Date	Selling Dealer	Total Amount	Purchase Price	% Received by Fund
A123 Systems	9/11/2009	Goldman Sachs	400,000	$13.50	1.600%
Solar Winds	11/12/2009	JP Morgan	55,000	$18.75	0.458%
Team Health Holdings	12/15/2009	Merrill Lynch	178,288	$12.00	1.341%
7 Days Inn	11/19/2009	JP Morgan	400,000	$11.00	3.960%